Exhibit 99.1

ASUR Announces Total Passenger Traffic for March 2020

On a YoY basis, passenger traffic decreased 35.8% in Mexico, 35.9% in Puerto Rico and 36.2% in Colombia reflecting the impact of Covid-19

MEXICO CITY, April 2, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for March 2020 decreased 35.9% when compared to March 2019. Passenger traffic decreased 35.8% in Mexico, 35.9% in Puerto Rico and 36.2% in Colombia impacted by the Covid-19 outbreak.

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight restrictions to-date. In Puerto Rico, the FAA has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department. As a result, the LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in our operations.

In addition, in Colombia, Decree 439, issued by the Government on March 20, 2020, suspended all incoming international flights, including connecting flights, for 30 days, starting at 12:01 a.m. Monday, March 23, 2020. Moreover, Decree 457, issued on March 22, 2020, mandated preventive isolation as well as the suspension of domestic air travel between March 25 and April 13, 2020, with the exception of humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure.

This announcement reflects comparisons between March 1 through March 31, 2020, and from March 1 through March 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		March		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Mexico		3,187,543	2,046,183	(35.8)	8,723,229	8,019,902	(8.1)
Domestic Traffic		1,273,239	946,322	(25.7)	3,610,761	3,537,359	(2.0)
International Traffic		1,914,304	1,099,861	(42.5)	5,112,468	4,482,543	(12.3)
San Juan, Puerto Rico		821,110	526,181	(35.9)	2,300,508	2,206,510	(4.1)
Domestic Traffic		740,334	481,726	(34.9)	2,072,825	2,002,686	(3.4)
International Traffic		80,776	44,455	(45.0)	227,683	203,824	(10.5)
Colombia		913,634	583,116	(36.2)	2,746,037	2,669,633	(2.8)
Domestic Traffic		786,130	500,028	(36.4)	2,344,772	2,271,673	(3.1)
International Traffic		127,504	83,088	(34.8)	401,265	397,960	(0.8)
Total Traffic		4,922,287	3,155,480	(35.9)	13,769,774	12,896,045	(6.3)
Domestic Traffic		2,799,703	1,928,076	(31.1)	8,028,358	7,811,718	(2.7)
International Traffic		2,122,584	1,227,404	(42.2)	5,741,416	5,084,327	(11.4)

Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,273,239	946,322	(25.7)	3,610,761	3,537,359	(2.0)
CUN	Cancun	662,386	487,448	(26.4)	1,899,183	1,802,860	(5.1)
CZM	Cozumel	15,138	9,480	(37.4)	39,988	37,461	(6.3)
HUX	Huatulco	56,913	39,388	(30.8)	167,564	147,088	(12.2)
MID	Merida	204,139	149,221	(26.9)	570,684	587,166	2.9
MTT	Minatitlan	11,657	7,461	(36.0)	33,835	29,222	(13.6)
OAX	Oaxaca	82,314	67,657	(17.8)	219,593	263,332	19.9
TAP	Tapachula	29,443	31,383	6.6	85,681	97,179	13.4
VER	Veracruz	113,363	81,083	(28.5)	315,362	303,012	(3.9)
VSA	Villahermosa	97,886	73,201	(25.2)	278,871	270,039	(3.2)
International Traffic		1,914,304	1,099,861	(42.5)	5,112,468	4,482,543	(12.3)
CUN	Cancun	1,783,841	1,014,810	(43.1)	4,760,221	4,150,778	(12.8)
CZM	Cozumel	62,087	37,348	(39.8)	148,659	128,428	(13.6)
HUX	Huatulco	27,162	17,637	(35.1)	82,612	77,267	(6.5)
MID	Merida	21,116	14,875	(29.6)	59,574	60,752	2.0
MTT	Minatitlan	525	352	(33.0)	1,774	1,643	(7.4)
OAX	Oaxaca	12,081	9,354	(22.6)	35,855	39,887	11.2
TAP	Tapachula	732	973	32.9	3,138	3,081	(1.8)
VER	Veracruz	5,240	3,355	(36.0)	15,965	15,457	(3.2)
VSA	Villahermosa	1,520	1,157	(23.9)	4,670	5,250	12.4
Traffic Total Mexico		3,187,543	2,046,183	(35.8)	8,723,229	8,019,902	(8.1)
CUN	Cancun	2,446,227	1,502,258	(38.6)	6,659,404	5,953,638	(10.6)
CZM	Cozumel	77,225	46,828	(39.4)	188,647	165,889	(12.1)
HUX	Huatulco	84,075	57,025	(32.2)	250,176	224,355	(10.3)
MID	Merida	225,255	164,096	(27.2)	630,258	647,918	2.8
MTT	Minatitlan	12,182	7,813	(35.9)	35,609	30,865	(13.3)
OAX	Oaxaca	94,395	77,011	(18.4)	255,448	303,219	18.7
TAP	Tapachula	30,175	32,356	7.2	88,819	100,260	12.9
VER	Veracruz	118,603	84,438	(28.8)	331,327	318,469	(3.9)
VSA	Villahermosa	99,406	74,358	(25.2)	283,541	275,289	(2.9)

Us Passenger Traffic, San Juan Airport (LMM)
		March		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		821,110	526,181	(35.9)	2,300,508	2,206,510	(4.1)
Domestic Traffic		740,334	481,726	(34.9)	2,072,825	2,002,686	(3.4)
International Traffic		80,776	44,455	(45.0)	227,683	203,824	(10.5)

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		786,130	500,028	(36.4)	2,344,772	2,271,673	(3.1)
MDE	Rionegro	568,627	348,829	(38.7)	1,692,587	1,623,152	(4.1)
EOH	Medellin	87,492	57,726	(34.0)	257,559	242,148	(6.0)
MTR	Monteria	74,310	57,402	(22.8)	234,111	259,261	10.7
APO	Carepa	18,519	12,529	(32.3)	49,439	50,399	1.9
UIB	Quibdo	29,618	20,453	(30.9)	87,065	83,457	(4.1)
CZU	Corozal	7,564	3,089	(59.2)	24,011	13,256	(44.8)
International Traffic		127,504	83,088	(34.8)	401,265	397,960	(0.8)
MDE	Rionegro	127,504	83,088	(34.8)	401,265	397,960	(0.8)
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		913,634	583,116	(36.2)	2,746,037	2,669,633	(2.8)
MDE	Rionegro	696,131	431,917	(38.0)	2,093,852	2,021,112	(3.5)
EOH	Medellin	87,492	57,726	(34.0)	257,559	242,148	(6.0)
MTR	Monteria	74,310	57,402	(22.8)	234,111	259,261	10.7
APO	Carepa	18,519	12,529	(32.3)	49,439	50,399	1.9
UIB	Quibdo	29,618	20,453	(30.9)	87,065	83,457	(4.1)
CZU	Corozal	7,564	3,089	(59.2)	24,011	13,256	(44.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Forward Looking Statement
Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com